Exhibit 99.1

Hydro One announces sustainability commitments and path to net-zero greenhouse gas emissions by 2050 and a 30 per cent reduction by 2030

TORONTO, July 28, 2021 – Today, Hydro One announced its plans to achieve net-zero greenhouse gas (GHG) emissions by 2050, with a target to achieve a 30 per cent GHG emissions reduction by 2030. Hydro One also announced targets for the electrification of its fleet, improving diversity in the workplace and sourcing more from Indigenous businesses.

“At Hydro One, we recognize the vital role we play in energizing life for Ontarians,” said Mark Poweska, President and CEO, Hydro One. “As a transmission and distribution company, Hydro One is uniquely positioned to facilitate the transition towards a low-carbon economy. We are a sustainable company and we are taking action now to stand for people, the planet and communities and build a sustainable future for our grandchildren and great-grandchildren.”

“Hydro One’s net-zero commitment is a great example of the kind of bold and ambitious action needed to address climate change and protect our environment for future generations,” said David Piccini, Minister of the Environment, Conservation and Parks. “I commend Hydro One for helping Ontario achieve its emissions reduction targets, because clean, green growth is our province’s way forward.”

In addition to its net-zero by 2050 target, Hydro One also committed to greening its fleet, supporting Indigenous businesses and communities and increasing employment diversity. The company’s sustainability goals include:

•	Converting the entire fleet of light-duty gasoline-powered vehicles (sedans and SUVs) to electric vehicles and hybrids by 2030, with 50 per cent converted by 2025.

•	Increasing Indigenous procurement spend to 5 per cent of the company’s purchases of materials and services by 2026.

•	Committing at least 20 per cent of corporate donations and sponsorships to Indigenous communities and initiatives that benefit Indigenous communities.

•	Achieving 3.5 per cent Black executive and board directors and 5 per cent Black student hires by 2025, as a part of the BlackNorth Initiative Pledge.

•	Achieving at least 30 per cent female executives and board members, as a signatory to the Catalyst Accord.

“As an organization, we have a responsibility to our customers and communities to push for positive change,” adds Poweska. “We are contributing to a more sustainable Ontario by diversifying our talent, tackling the impacts of climate change on our business and recognizing the socio-economic capacity of Indigenous businesses.”

“The Ontario Chamber of Commerce is proud to support Hydro One in its commitment to building a more sustainable and inclusive province,” said Rocco Rossi, President and CEO, Ontario Chamber of Commerce. “Today’s announcement speaks to the importance of working collectively and taking leadership to address critical issues facing Ontarians, including the climate crisis, employment diversity, and economic reconciliation with Indigenous communities. Ontario’s business community is committed to building a more diverse and sustainable future, and our energy sector is rich with solutions that are win-win for both the environment and the economy.”

“Reaching net zero GHG emissions by 2050 will require a major transformation of Ontario’s energy system,” said Vince Brescia, President and CEO of the Ontario Energy Association. “I commend Hydro One for its leadership in committing to this objective today and hope that it inspires others in the energy sector to follow suit.”

Ontario’s electricity generation is largely emission-free. In Ontario, only 2 per cent of GHG emissions are from the electricity sector. As the province’s largest transmission and distribution electricity provider, Hydro One delivers electricity that is approximately 96 per cent carbon emission-free.

Through investments in a smarter, sustainable and more reliable system infrastructure, Hydro One is committed to identifying opportunities to unlock the electrification potential of Ontario’s economy to mitigate climate change.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.

Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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SOURCE Hydro One Inc.

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